

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2019

Kimberly S. Greene
Chief Executive Officer
Southern Company Gas
Ten Peachtree Place, N.E.
Atlanta, Georgia 30309

> **Re: Southern Company Gas**
> **Registration Statement on Form S-3**
> **Filed May 3, 2019**
> **File No. 333-231185**

Dear Ms. Greene:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Danilo P. Castelli at (202)551-6521 with any questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products

cc: Paul Davis Fancher